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        SAPIENS' "POLICY INSIGHT" GOES LIVE AT ONEBEACON INSURANCE GROUP

  -- SAPIENS' WEB-ENABLED SOLUTION DELIVERS REAL-TIME AUTOMATED UNDERWRITING --

Research Triangle Park, N.C., May 20, 2003 - Sapiens International Corporation (NASDAQ and TASE: SPNS), today announced the live deployment of its innovative Policy Administration solution, Policy INSIGHT(TM), at OneBeacon Insurance Group. This deployment will significantly streamline business processing for OneBeacon's small business products, while consolidating nine disparate systems into one common policy platform. This common platform will greatly enhance the company's ability to support new lines of business while putting service levels at the agents' fingertips and reducing OneBeacon's operational costs.


Using IBM's Websphere and Sapiens eMerge rules-based development platform, Policy INSIGHT accelerates business acquisition and empowers agents by integrating directly into OneBeacon's core infrastructure applications, and third-party systems and services. Customer response time is reduced through a real-time "quick quote" with application and policy information clearance capabilities. The system facilitates agent and underwriter collaboration, allowing real-time policy issuance, and gives OneBeacon agents the ability to support all policy life cycle transactions over the Internet. The most compelling aspect of the new system is the product configuration capability, providing OneBeacon with the ability to rapidly configure new rates, products and even new lines of business without the need for any customizations.

"We are very impressed with the Sapiens' Policy INSIGHT, which represents 21st century technology for OneBeacon and its agents," said Mike Natan, CIO, OneBeacon Insurance Group. "The impact of business agility cannot be overstated, for our agents and to our customers. This system will help us leapfrog our competitors." "Sapiens is pleased to live up to its reputation for delivering solutions on-time and within-budget," said Larry Goldberg, senior vice president of Sapiens Americas. "In addition to the gain in efficiency and reduced operational costs, Policy INSIGHT's role as the common policy platform dramatically simplifies the roll out of future lines of business and increases OneBeacon's responsiveness to market shifts."

ABOUT ONEBEACON INSURANCE GROUP
Headquartered in Boston, Massachusetts, OneBeacon Insurance Group is committed to being the leading independent agency property-casualty insurance group in the Northeast and for selected specialty businesses. With roots dating back 170 years and an A.M. Best rating of A (excellent), OneBeacon offers a wide range of personal, commercial and specialty products and services, which are sold through select property-casualty independent agents. Specialty operations are conducted on a national basis.

OneBeacon Insurance Group is wholly owned by White Mountains Insurance Group, Ltd., of Hamilton, Bermuda. White Mountains' principal businesses are conducted through its subsidiaries and affiliates in the business of property-casualty insurance and reinsurance. The company is publicly traded on the New York Stock Exchange under the symbol "WTM."


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ABOUT SAPIENS INTERNATIONAL

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations and other leading companies to adapt quickly to change. Sapiens' modular solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. The Company has partnerships with market leaders such as IBM and EDS and its clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial, Prudential, New Jersey Manufacturers, Abbey National, Honda, International Paper, Panasonic UK among others. For more information, please visit www.sapiens.com.

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FOR ADDITIONAL INFORMATION
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Rebecca Green
Padilla Speer Beardsley
Tel:  212-752-8338
e-Mail: rgreen@psbpr.com
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Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                  SAPIENS INTERNATIONAL CORPORATION N.V.
                                               (Registrant)

Date: June 4, 2003                By:
                                      ------------------------
                                           Norman Kotler
                                           General Counsel